
July 30, 2015

Via E-mail
Mr. Michael M. Miller
Chief Executive Officer
Original Sixteen to One Mine, Inc.
P.O. Box 909
Alleghany, CA 95910

      Re: Original Sixteen to One Mine, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 31, 2015
              File No. 001-10156

Dear Mr. Miller:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 13. Unaudited Financial Statements

1.   We note you have included unaudited financial statements in your Form 10-K. Please amend your Form 10-K to file the audited financial statements as required by Rule 8-02 of Regulation S-X or explain to us how you qualify as an inactive registrant according to the criteria of Rule 3-11 of Regulation S-X.

General

2.   The Form 10-K appears to be drafted based on an outdated Form 10-K template. Please amend your filing to adhere to the most recent form requirements and form template as follows: http://www.sec.gov/about/forms/form10-k.pdf

3.   Please amend your Form 10-K to provide the Interactive Data File as required by Item 601(b)(101) of Regulation S-K.

4.   We note that you have not provided management's conclusions regarding the effectiveness of your disclosure controls and procedures, internal control over financial reporting, and changes in internal control over financial reporting as required by Items 307 and 308 of Regulation S-K. Please amend the Form 10-K to provide the disclosures required by Items 307 and 308 of Regulation S-K.

5.   Please include the management certifications required by Item 601(b)(31) and (32) of Regulation S-K in your amended filing.

Form 10-Q

6.   We note that the Forms 10-Q for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014 and March 31, 2015 have not been filed. Please file these immediately or tell us when you plan to file these interim financial statements. Refer to Rule 8-08 of Regulation S-X and the Form 10-Q template and requirements as follows: http://www.sec.gov/about/forms/form10-q.pdf

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining